SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9 )*

FX Real Estate and Entertainment Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
302709-100
(CUSIP Number)
Mitchell J. Nelson
Atlas Real Estate Funds, Inc.
650 Madison Avenue, 15th Floor
New York, New York 10022
Telephone: (212) 796-8174
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
January 22, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	302709-100	SCHEDULE 13D	Page	2	of	13	Pages

1	NAME OF REPORTING PERSONS Robert F.X. Sillerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		15,771,972

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		13,766,196

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,771,972

WITH	10	SHARED DISPOSITIVE POWER

		13,766,196

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	29,538,168

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	41.6%[1]

14	TYPE OF REPORTING PERSON

	IN
1 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	3	of	13	Pages

1	NAME OF REPORTING PERSONS Sillerman Capital Holdings, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		766,917

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

766,917

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

766,917

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.2%[2]

14	TYPE OF REPORTING PERSON

PN
2 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	4	of	13	Pages

1	NAME OF REPORTING PERSONS Paul C. Kanavos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

	PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,194,254

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		19,266,677

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,194,254

WITH	10	SHARED DISPOSITIVE POWER

		19,266,677

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,460,931

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.2%[3]

14	TYPE OF REPORTING PERSON

	IN
3 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	5	of	13	Pages

1	NAME OF REPORTING PERSONS Brett Torino

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		256,238

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,399,007

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		256,238

WITH	10	SHARED DISPOSITIVE POWER

		20,399,007

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	20,655,245

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	29.2%[4]

14	TYPE OF REPORTING PERSON

	IN
4 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	6	of	13	Pages

1	NAME OF REPORTING PERSONS ONIROT Living Trust dated 06/20/2000

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,556,870

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,556,870

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,556,870

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.5%[5]

14	TYPE OF REPORTING PERSON

OO
5 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	7	of	13	Pages

1	NAME OF REPORTING PERSONS TTERB Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		14,842,137

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

14,842,137

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

14,842,137

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

21.0%[6]

14	TYPE OF REPORTING PERSON

OO
6 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	8	of	13	Pages

1	NAME OF REPORTING PERSONS Atlas Real Estate Funds, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,407,611

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

5,407,611

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,407,611

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES**

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.3%[7]

14	TYPE OF REPORTING PERSON

CO
7 See Item 5(a) herein.

CUSIP No.	302709-100	SCHEDULE 13D	Page	9	of	13	Pages
     This Amendment No. 9 amends the Statement of Beneficial Ownership on Schedule 13D originally filed with the Securities and Exchange Commission (“SEC”) on January 10, 2008 by Robert F.X. Sillerman (“Sillerman”), Sillerman Commercial Holdings Partnership, L.P., a Delaware limited partnership, and Sillerman Capital Holdings, L.P., a Delaware limited partnership (“Holdings”), with respect to the common stock, par value $0.01 per share (the “Common Stock”), of FX Real Estate and Entertainment Inc., a Delaware corporation (the “Issuer”), as amended by Amendment No. 1 filed with the SEC on March 13, 2008 by Sillerman and Holdings, as amended by Amendment No. 2 filed with the SEC on May 15, 2008 by Sillerman and Holdings, as amended by Amendment No. 3 filed with the SEC on December 30, 2008 by Sillerman, Holdings, Paul C. Kanavos (“Kanavos”), Brett Torino (“Torino”), ONIROT Living Trust dated 6/20/2000 (“ONIROT”), TTERB Living Trust (“TTERB”) and Atlas Real Estate Funds, Inc. (“Atlas”), as amended by Amendment No. 4 filed with the SEC on September 10, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 5 filed with the SEC on November 9, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 6 filed with the SEC on November 18, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas, as amended by Amendment No. 7 filed with the SEC on December 24, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas and as amended by Amendment No. 8 filed with the SEC on December 29, 2009 by Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (as amended, the “Statement”). From and after the date hereof, all references in the Statement to the Statement or terms of similar import shall be deemed to refer to the Statement as amended by this Amendment No. 9. All capitalized terms used but not defined herein have the respective meanings ascribed to such terms in the Statement.
     Sillerman, Holdings, Kanavos, Torino, ONIROT, TTERB and Atlas (collectively, the “Reporting Persons”) have entered into a Second Amended and Restated Joint Filing Agreement, dated November 6, 2009, a copy of which has been filed as Exhibit 17 to the Statement, and which is incorporated herein by reference. Neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that they constitute a “group” as such term is used in Section 13(d)(1)(k) of the rules and regulations under the Securities Exchange Act of 1934, as amended.
     Items 3, 4, 5 and 7 are hereby amended to the extent hereinafter expressly set forth.

ITEM 3.	Source and Amount of Funds or Other Consideration.
     Item 3 of the Statement is hereby amended to add the following information:
     On January 28, 2010, each of Laura Baudo Sillerman, the spouse of Sillerman, Kanavos and his spouse, Dayssi Olarte de Kanavos and TTERB purchased 520,833 shares of Common Stock upon the exercise of a like number of Issuer warrants. The exercise price of the warrants were $0.08 per share. Sillerman’s spouse used personal funds of $41,666.66 to exercise her 520,833 warrants, Kanavos and his spouse used personal funds of $41,666.66 to exercise their 520,833 warrants and TTERB used working capital of $41,666.66 to exercise its 520,833 warrants.

ITEM 4.	Purpose of the Transaction.
Item 4 of the Statement is hereby amended to add the following information:
     Sillerman’s spouse, Kanavos and his spouse and TTERB purchased the 1,562,499 shares of Common Stock upon the exercise of their warrants for investment purposes and to provide the Issuer with working capital.
     On January 22, 2010, Sillerman, Kanavos and Torino through their corporate affiliate LIRA LLC, the Issuer’s remaining Las Vegas subsidiary, the First Lien Lenders, the Participating Second Lien Lenders and the first and second lien agents under the Las Vegas subsidiary’s $475 million mortgage loans amended the New Lock Up Agreement by entering into the First Amendment to the Lock Up and Plan Support Agreement (the “First Amendment”). Under the First Amendment, the parties extended the date

CUSIP No.	302709-100	SCHEDULE 13D	Page	10	of	13	Pages
until which they have to agree upon the definitive forms of the key transaction documents required to implement the prepackaged chapter 11 bankruptcy case’s plan of reorganization from January 22, 2010 to February 3, 2010 (or such earlier date upon which the parties agree that the key transaction documents are in definitive form). Exhibits C and D to the New Lock Up Agreement were amended and restated in their entirety by the First Amendment.
     Reference is made to Amendment No. 7 for a summary description of the prearranged sale of the Las Vegas property and the related prepackaged chapter 11 bankruptcy case and other transactions contemplated by the New Lock Up Agreement.
     The New Lock Up Agreement, as amended by the First Amendment, will automatically terminate and be of no further force and effect on February 3, 2010 (unless extended by agreement) if on or before such date the parties thereto have not agreed upon the definitive forms of such key transaction documents.
     The date on which the parties agree upon such key transaction documents is referred to in Amendment No. 7 as the “Document Finalization Date.” Upon the occurrence of the Document Finalization Date, the Las Vegas subsidiary is required to use its commercially reasonable best efforts to take certain specified actions within specified time periods for the purpose of initiating the prepackaged chapter 11 bankruptcy case contemplated by the New Lock Up Agreement. Such specified actions and time periods are summarized in Amendment No. 7.
     The foregoing description of the New Lock Up Agreement, as amended by the First Amendment, and the transactions contemplated thereby is not complete and is qualified in its entirety by reference to the full text of the New Lock Up Agreement, a copy of which is listed as and incorporated by reference with Amendment No. 7 as Exhibit 18 and is incorporated herein by reference, and the First Amendment, a copy of which is listed as and incorporated by reference herewith as Exhibit 20 and is incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.
     Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) As of the date of this Statement:
     Sillerman beneficially owns (i) directly 15,771,972 shares of Common Stock (consisting of: (A) 13,271,972 shares of Common Stock owned of record by Sillerman; (B) 2,400,000 shares of Common Stock issuable upon the exercise of stock options held by Sillerman that are presently exercisable at $20.00 per share; and (C) 100,000 shares of Common Stock issuable upon the exercise of stock options held by Sillerman that are presently exercisable at $5.00 per share) and (ii) indirectly 13,766,196 shares of Common Stock (consisting of: (A) 766,917 shares of Common Stock owned of record by Holdings, which Sillerman controls through a trust for the benefit of Sillerman’s descendents; (B) 4,423,264 shares of Common Stock owned of record by Laura Baudo Sillerman, Sillerman’s spouse; (C) 390,626 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse that are presently exercisable at $0.08 per share; (D) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by Sillerman’s spouse, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per shares; and (E) 5,407,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 41.6% of the 71,072,280 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,403,876 shares of Common Stock outstanding as of the date of this Statement and (y) the 5,668,404 shares of Common Stock issuable upon exercise of the aforesaid stock options and warrants.
     Kanavos beneficially owns (i) directly 15,053,320 shares of Common Stock (consisting of: (A) 354,254 shares of Common Stock owned of record by Kanavos; (B) 9,547,802 shares of Common Stock owned of record by Kanavos and his spouse, Dayssi Olarte de Kanavos, as joint tenants; (C) 500,000 shares of Common Stock owned of record by the Paul C. Kanavos 2008 GRAT; (D) 1,142,860 shares of Common

CUSIP No.	302709-100	SCHEDULE 13D	Page	11	of	13	Pages
Stock issuable upon the exercise of presently exercisable warrants held by Kanavos and his spouse, half of which are exercisable at $4.50 per share and the other half of which are exercisable at $5.50 per share; (E) 300,000 shares of Common Stock issuable upon the exercise of stock options held by Kanavos that are presently exercisable at $20.00 per share; (F) 40,000 shares of Common Stock issuable upon the exercise of stock options held by Kanavos that are presently exercisable at $5.00 per share; (G) 390,626 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse that are presently exercisable at $0.08 per share; and (H) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by Kanavos and his spouse, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per share) and (ii) indirectly 5,407,611 shares of Common Stock (consisting of the shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 29.2% of the 70,055,140 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,403,876 shares of Common Stock outstanding as of the date of this Statement and (y) the 4,651,264 shares of Common Stock issuable upon exercise of the aforesaid stock options and warrants. Kanavos’ beneficial ownership excludes 500,000 shares of Common Stock owned of record by his spouse’s GRAT, the Dayssi Olarte de Kanavos 2008 GRAT.
     Torino beneficially owns (i) directly 256,238 shares of Common Stock (consisting of: (A) 176,238 shares of Common Stock owned of record by Torino; and (B) 80,000 shares of Common Stock issuable upon the exercise of stock options held by Torino that are presently exercisable at $20.00 per share) and (ii) indirectly 20,399,007 shares of Common Stock (consisting of: (A) 5,556,870 shares of Common Stock owned of record by ONIROT; (B) 4,123,264 shares of Common Stock owned of record by TTERB; (C) 2,142,858 shares of Common Stock issuable upon the exercise of presently exercisable warrants held by TTERB, half of which are exercisable at $4.50 per share and the other half of which are exercisable at $5.50 per share; (D) 390,626 shares of Common Stock issuable upon the exercise of warrants held by TTERB that are presently exercisable at $0.08 per share; (E) 2,777,778 shares of Common Stock issuable upon the exercise of warrants held by TTERB, half of which are presently exercisable at $0.10 per share and the other half of which are presently exercisable at $0.11 per share; and (F) 5,407,611 shares of Common Stock owned of record by Atlas), which shares of Common Stock represent in the aggregate approximately 29.2% of the 70,795,138 shares of Common Stock deemed outstanding for such purpose, calculated based upon the sum of (x) 65,403,876 shares of Common Stock outstanding as of the date of this Statement and (y) the 5,391,262 shares of Common Stock issuable upon exercise of the aforesaid stock options and warrants.
     Atlas beneficially owns 5,407,611 shares of Common Stock, which represents approximately 8.3% of the 65,403,876 shares of Common Stock outstanding as of the date of this Statement. Sillerman, Kanavos and Torino (through TTERB), by virtue of owning a combined approximately 76% voting interest in Atlas and serving as its directors and executive officers, also are deemed to have beneficial ownership of these shares of Common Stock.
     (b) As of the date of this Statement:
     Of the Common Stock reported herein as being beneficially owned by Sillerman, Sillerman possesses sole voting and sole dispositive power over 15,771,972 shares of Common Stock and possesses shared voting power and dispositive power over 13,766,196 shares of Common Stock.
     Of the Common Stock reported herein as being beneficially owned by Kanavos, Kanavos possesses sole voting and sole dispositive power over 1,194,254 shares of Common Stock and possesses shared voting power and dispositive power over 19,266,677 shares of Common Stock.
     Of the Common Stock reported herein as being beneficially owned by Torino, Torino possesses sole voting and sole dispositive power over 256,238 shares of Common Stock and possesses shared voting power and dispositive power over 20,399,007 shares of Common Stock.

CUSIP No.	302709-100	SCHEDULE 13D	Page	12	of	13	Pages
     Of the Common Stock reported herein as being beneficially owned by Atlas, Atlas possesses shared voting power and dispositive power over all of the 5,407,611 shares of Common Stock.
     (c) Except for the purchases of Common Stock upon the exercise of the warrants described herein, the Reporting Persons have not effected any transactions in the Common Stock since the filing of Amendment No. 8 on December 29, 2009.

ITEM 7.	Material to be Filed as Exhibits.
Item 7 of the Statement is hereby amended to add the following exhibit:

Exhibit
Number	Description

20	First Amendment to Lock Up and Plan Support Agreement dated as of January 22, 2010 by and among by and among Ladesbank Baden-Württemberg, Münchener Hypothekenbank EG, Deutsche Hypothekenbank (Actien-Gesellschaft), Great Lakes Reinsurance (UK) PLC, Five Mile Capital Pooling International LLC, Spectrum Investment Partners LP, Transamerica Life Insurance Company, NexBank, SSB, FX Luxury Las Vegas I, LLC and LIRA LLC (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K of FX Real Estate and Entertainment Inc. dated January 22, 2010 and filed with the SEC on January 28, 2010)
SIGNATURES
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2010	/s/ Robert F.X. Sillerman
Robert F.X. Sillerman

Dated: January 29, 2010	Sillerman Capital Holdings, L.P.
/s/ Robert F.X. Sillerman
	By:	Robert F.X. Sillerman, as President of Sillerman Capital Holdings, Inc.
	Its:	General Partner

Dated: January 29, 2010	/s/ Paul C. Kanavos
Paul C. Kanavos

Dated: January 29, 2010	/s/ Brett Torino
Brett Torino

Dated: January 29, 2010	ONIROT Living Trust dated 06/20/2000
/s/ Brett Torino
	By:	Brett Torino, as Trustee

CUSIP No.	302709-100	SCHEDULE 13D	Page	13	of	13	Pages

Dated: January 29, 2010	TTERB Living Trust
/s/ Brett Torino
	By:	Brett Torino, as Trustee

Dated: January 29, 2010	Atlas Real Estate Funds, Inc.
	By:	/s/ Paul Kanavos
		Name:	Paul Kanavos
		Title:	President